February 12, 2009

Thomas E. O'Hern
Chief Financial Officer
The Macerich Company
401 Wilshire Blvd, Suite 700
Santa Monica, CA 90401

      Re: **The Macerich Company**
               Item 4.02 Form 8-K
               Filed May 8, 2008
               File No. 001-12504

Dear Mr. O'Hern:

     We have completed our review of your Form 8-K and do not, at this time, have any further comments.

                                         Sincerely,

                                         Robert F. Telewicz Jr
                                         Staff Accountant